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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NUCRYST PHARMACEUTICALS CORP.
(Name of Issuer)
COMMON SHARES
(Title of Class of Securities)
67035Q100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67035Q100	Page	2	of	5

1	NAMES OF REPORTING PERSONS: The Westaim Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alberta, Canada

	5	SOLE VOTING POWER:

NUMBER OF		[13,691,700]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		[None]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		[13,691,700]

WITH:	8	SHARED DISPOSITIVE POWER:

[None]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

[13,691,700]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

[74.78]%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	67035Q100	Page	3	of	5
Item 1(a)	Name of Issuer:

NUCRYST Pharmaceuticals Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

50 Audubon Road Wakefield, MA 01880

Item 2(a)	Name of Person Filing:

The Westaim Corporation

Item 2(b)	Address of Principal Business Office or, if none, Residence:

1010 Sun Life Plaza I, West Tower 144 – 4th Avenue S.W. Calgary, Alberta T2P 3N4 Canada

Item 2(c)	Citizenship:

Alberta, Canada

Item 2(d)	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

67035Q100

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not Applicable

Item 4	Ownership:
(a)	Amount beneficially owned: [13,691,700]

(b)	Percent of class: [74.78]%

(c)	Number of shares as to which the person has:

CUSIP No.	67035Q100	Page	4	of	5
(i)	Sole power to vote or to direct the vote: [13,691,700]

(ii)	Shared power to vote or to direct the vote: [None]

(iii)	Sole power to dispose or direct the disposition of: [13,691,700]

(iv)	Shared power to dispose or direct the disposition of: [None]
Item 5	Ownership of Five Percent or Less of A Class

Not Applicable

Item 6	Ownership of More Than Five Percent On Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certifications

Not Applicable

CUSIP No.	67035Q100	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007	THE WESTAIM CORPORATION
	By:	/s/ Brian D. Heck
		Name:	Brian D. Heck
		Title:	Vice President, General Counsel and Corporate Secretary